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                                                                     EXHIBIT 8.2

                              FORM OF TAX OPINION

               [Letterhead of Arent Fox Kintner Plotkin & Kahn]



American Health Services Corp.



Ladies and Gentlemen:

We are acting as special counsel to American Health Services Corp., a Delaware corporation ("AHS"), in connection with the proposed transaction (the "Transaction") whereby (i) AHS and Maxum Health Corp., a Delaware corporation ("Maxum"), will become wholly-owned subsidiaries of Insight Health Services Corp., a newly formed Delaware corporation ("Newco"), and (ii) immediately after the Transaction all of the issued and outstanding stock of Newco will be owned by persons who were shareholders of AHS or Maxum immediately before the Transaction. You have requested our opinion as to certain federal income tax consequences of the Transaction to the current holders of AHS Class B Preferred Stock (as hereinafter defined), AHS Common Stock (as hereinafter defined) and Maxum Common Stock (as hereinafter defined), who exchange their shares of such stock in the Transaction for shares of Newco Common Stock (as hereinafter defined) or, in the case of a dissenting Shareholder, for cash. (Such holders of AHS Class B Preferred Stock and AHS Common Stock are sometimes hereinafter referred to as Shareholders of AHS and such holders of Maxum Common Stock are sometimes hereinafter referred to as Shareholders of Maxum.)
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In this connection we have reviewed the documents describing and governing the proposed Transaction, inc Ax T
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W A A, A, A, A, AO 3corporation by one or more persons solely in exchange for stock in such corporation and immediately after the exchange such person or persons are in control (as defined in section 368(c)) of the corporation./1/
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As defined in Section 368(c), control means ownership of 80% of the voting stock of a corporation and 80% of each class of nonvoting stock of the corporation.

In the Transaction, property (stock of AHS and stock of Maxum) will be transferred to Newco by the holders of (i) the AHS Class C Stock, (ii) the AHS Class B Preferred Stock, (iii) the AHS Common Stock, (iv) the Maxum Class B Stock, and (v) the Maxum Common Stock. Immediately following the Transaction, the persons who transfer property to Newco will own all of the issued and outstanding voting and nonvoting stock of Newco. Accordingly, such persons will be in control of Newco immediately following the Transaction and the Transaction will be one described in Section 351 of the Code.

Because the Transaction is one described in Section 351 of the Code:




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/1/  Section 351(a) does not apply to a transfer of property to a corporation
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which is an investment company.  Section 351(e).  Newco will not be an investment company.  See, Reg. (S)1.351-1(c).
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     1.   A Shareholder of AHS or Maxum will not recognize gain or loss on the conversion of his shares of stock of AHS or Maxum into shares of stock in Newco.
Section 351(a).

     2. The aggregate basis of shares of Newco stock received in the Transaction by a Shareholder of AHS or Maxum stock will be the same as such Shareholder's aggregate tax basis for his shares of AHS or Maxum stock surrendered in exchange therefor decreased by the amount of any cash received and increased by any gain recognized. Section 358(a).

     3. If a Shareholder of AHS or Maxum held his shares of AHS or Maxum stock as a capital asset immediately prior to the Transaction, his holding period for the shares of Newco stock received in the Transaction will include the period during which he held the shares of AHS or Maxum stock. Section 1223(1).

     4. A Shareholder of AHS or Maxum who receives cash in lieu of fractional shares will recognize gain equal to the lesser of (a) the amount of cash received or (b) the excess of (i) the sum of (A) the value of the Newco shares received and (B) the cash received over (ii) the tax basis for his AHS or Maxum shares surrendered. Section 351(b). Assuming such Shareholder held his shares of AHS or Maxum stock as a capital asset, such gain will be capital gain. (Because Newco is acquiring both AHS and Maxum, the indirect
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ownership of the AHS shareholders in AHS and of the Maxum shareholders in Maxum will be substantially reduced. Accordingly, notwithstanding the possible application of Section 304 of the Code, any distribution should not be substantially equivalent to a dividend.)

     5. A Shareholder of AHS or Maxum who receives cash upon the exercise of dissenter's rights will recognize gain or loss equal to the difference between the amount of cash received and such Shareholder's tax basis for his shares of AHS or Maxum stock. If the shares of AHS or Maxum stock were a capital asset in the hands of such a dissenting Shareholder, the gain or loss recognized will be a capital gain or loss. (The dissenter will not be a party to the Section 351 Transaction. Further, if the dissenter is deemed to own Newco shares as a result of attribution from a related party, the Transaction will (for the reasons given in 4 above) result in the recognition of gain or loss on a redemption of stock, rather than the receipt of a dividend.)

Inasmuch as the issuance of the AHS Class C Stock and the Maxum Class B Stock are conditioned on the approval of the Transaction by the AHS Shareholders and the Maxum Shareholders, it is possible that the Internal Revenue Service will take the position that the issuance of the AHS Class C Stock and the Maxum Class B Stock should be ignored for federal income tax purposes. In such event, the Transaction would have to be analyzed, for federal income tax purposes, as though GE (or GECC) had received the Newco Class A Preferred Stock from Newco in exchange for the reduction of and
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modifications to the AHS and Maxum liabilities.  In such an event, it is likely that one or both of the mergers would be a reorganization described in Section 368(a)(1)(A) as a result of being described in Section 368(a)(2)(E).

For the reasons given below:

     1. If both of the mergers are treated as reorganizations within the meaning of Section 368(a), the federal income tax consequences of the Transaction to the holders of the AHS Class B Preferred Stock, the AHS Common Stock and the Maxum Common Stock will be governed by the rules related to reorganizations. Insofar as relevant to the holders of AHS Class B Preferred Stock, AHS Common Stock or Maxum Common Stock, the federal income tax consequences under the reorganization rules are substantially identical to those applicable to a Section 351 transaction.

     2.   If only one of the mergers is a reorganization within the meaning of
Section 368(a), the tax consequences to the holders (other than GE or GECC) of stock in the target corporation which was party to the merger treated as a reorganization will be determined under the rules related to reorganizations. The Transaction will be one described in Section 351(a) with the respect to the Shareholders of the other target corporation and GE.
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If as part of an integrated transaction, (i) a corporation acquires (A) some property in a transaction which is a reorganization within the meaning of
Section 368(b) and (B) other property in an exchange which is not a reorganization within the meaning of Section 368(a) and (ii) immediately following the integrated transaction, the transferors control (within the meaning of Section 368(c)) the acquiring corporation, the transaction qualifying as a reorganization will, for purposes of determining the tax consequences to the transferors in the direct exchange of property for stock, be treated as though it were a direct exchange of property for stock of the acquiring corporation. Rev. Rul. 68-357, 1968-2 C.B. 144; Rev. Rul. 76-123, 1976-2 C.B.
95; and LTR 9143025 (July 24, 1991).

If GE or GE and GECC are treated as having reduced the AHS and Maxum debt in exchange for the Newco Class A Preferred Stock, GE (or GE and GECC) will be treated as having transferred property (a portion of the AHS and Maxum debt) to Newco in exchange for the Newco Class A Preferred Stock./2/
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Accordingly, if the issuance of the AHS Class C Stock and Maxum Class B Stock were ignored and one or both of the mergers treated as a reorganization within the meaning of Section 368(b), the Shareholders of the target corporation, if any, whose merger did not

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/2/  If GECC is treated as one of the transferors, it must also be treated as
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having distributed the Newco Class A Preferred Stock it received to GE.  Such a transfer of stock received in a Section 351 transaction to a shareholder (i.e., a transfer by GECC to GE) does not violate the requirement that the transferors control the transfer corporation immediately following the transaction. Section 351(c).
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constitute a reorganization would be treated as having engaged in a Section 351 transaction.



     Our opinion is limited specifically to the federal income tax consequences described herein and no opinion is provided with respect to issues not specifically discussed herein.

     Our opinion is based upon our analysis of current provisions of the law, current court decisions, and published rulings which we deem relevant as of the date hereof. The foregoing are subject to change, and such change may be retroactively effective. If so, our views as set forth above, may be affected and may not be relied upon.

     Our views are also based upon the facts and representations stated herein. Any variation or differences in the facts or representations recited herein, for any reason, might affect the conclusions stated herein, perhaps in an adverse manner and, in fact, may make them inapplicable. In addition, it must be realized that this letter represents our views as to the interpretation of existing law and can in no way be taken as an assurance that the IRS or a court will agree with these views.

     This letter is intended solely for use by American Health Services Corp. Inc. and Shareholders of AHS for the evaluation of the transactions described herein. This letter
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is not to be subject to any additional or differing use.  No other person may rely on this letter.

     Consent is hereby given to the filing of this opinion as an exhibit to the Registration Statement and to the references to this firm under the captions "SUMMARY--Federal Income Tax Considerations" and "THE MERGER--Federal Income Tax Considerations" as having issued a legal opinion regarding certain federal income tax consequences of the Transaction. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.


                                   ARENT FOX KINTNER PLOTKIN & KAHN